UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 000-56292

Vox Royalty Corp.
(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48

TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: May 10, 2023	By:	/s/ Kyle Floyd
Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022
99.2	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2023
99.3	FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE – CEO
99.4	FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS FULL CERTIFICATE – CFO
99.5	PRESS RELEASE “VOX ANNOUNCES Q1 2023 FINANCIAL RESULTS AND DECLARES QUARTERLY DIVIDEND”

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